April 21, 2010

VIA EDGAR

The United States Securities and
Exchange Commission
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Portfolio Innovator
Nationwide Life Insurance Company
SEC File No. 333-149613
CIK 0000205695

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement.  It is desired that the registration become effective on April 30, 2010.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.

Please call Benjamin W. Mischnick at (614) 677-6123 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/Cathy Marasco

Cathy Marasco
Associate Vice President-Individual Investments Group

cc:           Ms. Rebecca Marquigny
Office of Insurance Products